May 14, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:                             Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Turkcell Iletisim Hizmetleri A.S. has made disclosure pursuant to those provisions in its Annual Report on Form 20-F/A for the year ended December 31, 2013, which was filed with the Securities and Exchange Commission on May 14, 2014.

Sincerely,

By:	/s/Nihat Narin

Name:	Nihat Narin
Title:	Investor Relations - Director